September 19, 2024

Paul Bay
Chief Executive Officer
Ingram Micro Holding Corporation
3351 Michelson Drive, Suite 100
Irvine, CA 92612

       Re: Ingram Micro Holding Corporation
           Amendment No. 12 to Draft Registration Statement on Form S-1 Submitted September 9, 2024
           CIK No. 0001897762
Dear Paul Bay:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 20, 2024 letter.

Amendment No. 12 to Draft Registration Statement on Form S-1
Business
Overview, page 143

1. We note your disclosure describing your Flexible Subscription Engine "which uses AI and
       ML technologies to manage cloud and XaaS monthly and annual recurring subscription services together with product purchases." Please clarify what you mean by artificial intelligence and machine learning in this context, explain how it is used in your FSE and
       Ingram Micro Xvantage and how such usage may differ from algorithmic code that automates processes in your platform. In addition, clarify whether you utilize third-party artificial intelligence products or internally developed artificial intelligence processes. If you use third-party products, explain any applicable licensing terms or arrangements.
 September 19, 2024
Page 2

2. With a view to understanding the risks associated with your use of AI and ML and the risk factor you discuss on page 58, which acknowledges the rapidly evolving legal and regulatory landscape, clarify the jurisdictions in which your product and services offerings that incorporate AI and ML are offered. In this regard, you indicate that Ingram Micro
       Xvantage has been launched in "key countries."
       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Cristopher Greer